Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE FOURTH QUARTER OF 2018
February 28, 2019, Athens, Greece, DryShips Inc. (NASDAQ:DRYS) (“DryShips” or the “Company”), a diversified owner and operator of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended December 31, 2018.
Fourth Quarter 2018 Financial Highlights
-	For the fourth quarter of 2018, the Company reported net income of $5.8 million, or $0.06 basic and diluted earnings per share.
Included in the fourth quarter of 2018 results are:
>	Losses from the sale of vessels to unaffiliated buyers and vessel impairments totaling $0.6 million, or $0.01 per share.
>	Vessel dry-docking costs of $1.4 million, or $0.02 per share.
Excluding the above, the Company’s net results would have amounted to net income of $7.8 million, or $0.09 earnings per share.

-	The Company reported Adjusted EBITDA of $19.4 million for the fourth quarter of 2018.(1)

Recent Developments

•	Common Stock Repurchase Program

As of February 28, 2019, the Company has repurchased a total of 6,523,854 shares of its common stock for an aggregate amount of $37.3 million, including commissions, pursuant to its previously announced new stock repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common shares until October 29, 2019. Under its old $50.0 million stock repurchase program, which was completed in full on October 5, 2018, the Company had also repurchased a total of 10,864,227 shares of its common stock for an aggregate amount of $50.2 million, including commissions. The Company currently has outstanding 86,886,627 shares of common stock.

(1) Adjusted EBITDA is a non-U.S. GAAP measure; please see later in this press release for reconciliation to net income / (loss).

Fleet List

The table below describes the Company’s fleet as of February 28, 2019:
				Redelivery
Year Built		DWT	Gross rate Per day	Earliest	Latest
Drybulk fleet

Newcastlemax:
Bacon	2013	205,170	T/C Index Linked	Sep-19	Oct-19
Conquistador*	2016	209,090	T/C Index Linked	N/A	N/A
Huahine	2013	206,037	T/C Index Linked	Sep-19	Oct-19
Judd	2015	205,796	T/C Index Linked	Sep-19	Oct-19
Marini*	2014	205,854	T/C Index Linked	Oct-19	Dec-19
Morandi	2013	205,854	T/C Index Linked	Aug-19	Sep-19
Pink Sands*	2016	208,931	T/C Index Linked	N/A	N/A
Xanadu*	2017	208,827	T/C Index Linked	N/A	N/A

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Panamax:
Catalina	2005	74,432	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A

Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Marfa	2017	159,513	Spot	N/A	N/A
Samsara**	2017	159,855	$18,000 Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Botafogo	2010	106,892	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

* The vessel is time chartered by TMS Dry Ltd., an entity that may be deemed to be beneficially owned by our Company’s Chairman and CEO.

** The vessel is time chartered by Cecilia Shipholdings Limited, an entity that may be deemed to be beneficially owned by our Company’s Chairman and CEO.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited)
(U.S. Dollars in thousands, except average daily results)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018
Average number of vessels(1)	22.0	17.1	18.1	19.2
Total voyage days for vessels(2)	1,952	1,553	6,534	6,947
Total calendar days for vessels(3)	2,022	1,576	6,604	7,024
Fleet utilization(4)	96.5%	98.5%	98.9%	98.9%
Time charter equivalent(5)	$11,410	$14,023	$8,544	$12,405
Vessel operating expenses (daily)(6)	$6,385	$5,907	$6,061	$6,343

Tanker	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018
Average number of vessels(1)	4.0	5.2	2.5	4.6
Total voyage days for vessels(2)	368	478	911	1,685
Total calendar days for vessels(3)	368	478	911	1,685
Fleet utilization(4)	100%	100%	100%	100%
Time charter equivalent(5)	$17,003	$27,981	$13,216	$20,715
Vessel operating expenses (daily)(6)	$7,745	$7,479	$9,693	$7,536

Gas Carrier	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018
Average number of vessels(1)	2.6	1.3	1.0	3.3
Total voyage days for vessels(2)	241	115	355	1,197
Total calendar days for vessels(3)	241	115	355	1,197
Fleet utilization(4)	100%	100%	100%	100%
Time charter equivalent(5)	$28,058	$27,339	$27,994	$27,883
Vessel operating expenses (daily)(6)	$13,220	$10,087	$16,183	$8,611

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for fleet are the total days the vessels were in the Company’s possession for the relevant period net of off-hire days associated with drydockings or special or intermediate surveys and laid-up days.
(3) Calendar days are the total number of days the vessels were in the Company’s possession for the relevant period including off-hire days associated with drydockings or special or intermediate surveys and laid-up days.
(4) Fleet utilization is the percentage of time that the Company’s vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company’s vessels, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs including dry-docking costs, is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited) - continued
(In thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. Dollars, and voyage days)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018
Voyage revenues	$25,808	$24,475	$65,724	$94,369
Voyage expenses	(3,536)	(2,698)	(9,900)	(8,190)
Time charter equivalent revenues	$22,272	$21,777	$55,824	$86,179
Total voyage days for fleet	1,952	1,553	6,534	6,947
Time charter equivalent (TCE)	$11,410	$14,023	$8,544	$12,405

Tanker	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018
Voyage revenues	$9,786	$21,497	$20,858	$57,004
Voyage expenses	(3,529)	(8,122)	(8,818)	(22,100)
Time charter equivalent revenues	$6,257	$13,375	$12,040	$34,904
Total voyage days for fleet	368	478	911	1,685
Time charter equivalent (TCE)	$17,003	$27,981	$13,216	$20,715

Gas Carrier	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018
Voyage revenues	$7,000	$3,290	$10,316	$34,762
Voyage expenses	(238)	(146)	(378)	(1,386)
Time charter equivalent revenues	$6,762	$3,144	$9,938	$33,376
Total voyage days for fleet	241	115	355	1,197
Time charter equivalent (TCE)	$28,058	$27,339	$27,994	$27,883

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018
REVENUES:
Voyage revenues	$42,593	$49,262	$100,716	$186,135
	42,593	49,262	100,716	186,135

EXPENSES:
Voyage expenses	7,308	10,966	19,704	31,676
Vessel operating expenses	19,192	14,235	60,260	68,391
Depreciation	6,334	6,202	14,966	25,881
Impairment loss,(gain)/loss from sale of vessels and other	(4,425)	585	(4,125)	(9,623)
General and administrative expenses	7,334	6,314	30,972	28,314
Other, net	-	(86)	(12)	853

Operating income/(loss)	6,850	11,046	(21,049)	40,643

OTHER EXPENSES:
Interest and finance costs, net of interest income	(5,029)	(5,346)	(13,342)	(18,946)
Loss on private placement	-	-	(7,600)	-
Other, net	(32)	128	(553)	83
Total other expenses, net	(5,061)	(5,218)	(21,495)	(18,863)

Net income/(loss)	1,789	5,828	(42,544)	21,780

Net income/(loss) attributable to DryShips Inc. common stockholders	1,789	5,828	(39,739)	21,780
Earnings/(Losses) per common share, basic and diluted	$0.02	$0.06	$(1.13)	$0.22
Weighted average number of shares, basic and diluted	103,088,937	91,050,308	35,225,784	98,113,545

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars except for share data)	December 31, 2017	December 31, 2018

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$30,226	$156,881
Other current and non-current assets	123,713	99,092
Advances for vessels under construction	31,898	-
Vessels, net	749,088	755,332
Total assets	934,925	1,011,305

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt and finance lease liabilities	216,969	362,047
Total other liabilities	10,920	11,529
Total stockholders’ equity	707,036	637,729
Total liabilities and stockholders’ equity	$934,925	$1,011,305

SHARE COUNT DATA
Common stock issued	104,274,708	104,274,708
Less: Treasury stock	-	(17,042,680)
Common stock issued and outstanding	104,274,708	87,232,028

Adjusted EBITDA Reconciliation
Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel sales and impairments and certain other non-cash items as described below. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, and the Company’s calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company’s lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.
The following table reconciles net income / (loss) to Adjusted EBITDA:
(Expressed in Thousands of U.S. Dollars)	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018

Net income/(loss)	$1,789	$5,828	$(42,544)	$21,780

Add: Net interest expense	5,029	5,346	13,342	18,946
Add: Depreciation	6,334	6,202	14,966	25,881
Add: Dry-dockings	1,113	1,392	1,113	5,301
Add: Impairment loss, (gain)/loss from sale of vessel and other	(4,425)	585	(4,125)	(9,623)
Add: Loss on private placement	-	-	7,600	-
Add: Write-off of capitalized expenses	-	-	-	470
Add: Income taxes	71	2	152	6
Adjusted EBITDA	$9,911	$19,355	$(9,496)	$62,761

About DryShips Inc.

The Company is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of February 28, 2019, the Company operates a fleet of 31 vessels comprising of (i) 6 Panamax drybulk vessels; (ii) 8 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 3 Aframax tankers; (vi) 2 Suezmax tankers; and (vii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.
DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”
Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company’s relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com